EXHIBIT 12.1
Oncothyreon Inc. and Consolidated Subsidiaries
Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

For the Six
Months
Ended
June 30, 2008
Earnings before fixed charges:
Loss from continuing operations before income taxes, minority interest and income/(loss) from equity investees	$(10,030)
Add fixed charges	19
Add amortization of capitalized interest	—
Add distributed income of equity investees	—
Subtract capitalized interest	—

Loss before fixed charges	$(10,011)

Fixed charges:
Interest expense	$4
Amortization of debt expense	—
Estimate of interest expense within rental expense	15
Preference security dividend requirements of consolidated subsidiaries	—

Total fixed charges	$19

Deficiency of earnings available to cover fixed charges	$(10,030)